January 8, 2008

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, DC 20549

Attention: Perry J. Hindin

RE:	Teradyne, Inc.

Definitive 14A

Filed April 13, 2007

File No. 001-06462

Ladies and Gentlemen:

Teradyne, Inc. (the “Company”) is responding to the comments of the Staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) in your letter (the “Comment Letter”) dated December 5, 2007 to Ms. Eileen Casal, the Company’s Vice President, General Counsel and Secretary.

The responses set forth below and supplementary information have been organized in the same manner in which the Staff’s comments were presented in the Comment Letter. A copy of this response letter is also being filed with the Commission through EDGAR.

COMMENT 1: Please confirm that you will disclose in future filings the information set forth in each of your responses to our prior comments.

RESPONSE 1: The Company confirms that it will disclose in future filings the information set forth in each of its responses to the Commission’s prior comments.

COMMENT 2: We note your response to prior comment 3. It is unclear from the last paragraph of your response whether you intend to disclose all goals and targets from your 2007 fiscal year in your 2008 proxy statement or just the financial goals. To the extent you do not intend to disclose strategic goals, please provide greater detail to support your conclusion that disclosure of such goals would cause competitive harm. For example, better explain each strategic target listed and how a competitor would use such information to gain insight of your customers, markets and areas where you are focusing. Also, expand upon how disclosure of such targets for a past fiscal year would enable competitors to ascertain your future strategic designs. In addition, please also address the third through sixth sentences of prior comment 3 in the context of your future filings.

Securities and Exchange Commission

January 8, 2008

RESPONSE 2: The Company intends to disclose all goals but does not intend to disclose the targets for its strategic goals for fiscal year 2007 in the 2008 proxy statement. For example, in 2006 the Company had a strategic goal of delivering a new software product release to customers by a specified deadline. In future filings, the Company will disclose the strategic goal, such as delivery of a new software product, but it will not disclose the target of such goal, the deadline or delivery date. The Company believes that the disclosure of strategic targets will result in harm to the Company because of the intense competition in the industry which the Company operates. For each of the 2006 strategic targets, the Company explains the competitive harm which would result below:

1)	The Company does not disclose the number of customer design-in targets or the targeted level of market share because it reflects the level of effort and resources the Company is directing to a particular market segment. If competitors know that the Company intends to aggressively pursue a market segment in order to meet targeted design-in wins and to gain a certain amount of market share, they can quickly assess which potential new customers the Company will focus on in order to meet such targets. Some of these new customers may be existing customers of the Company’s competitors. In order to secure the business for themselves and to prevent the Company from wining the potential new customer business, the competitors will likely adopt specific measures to counter the Company’s disclosed strategy, such as, offer free product trial periods, large purchase price discounts, rebates, more favorable and longer product warranties, and trade-in credits and arrangements; thus putting the Company at a greater competitive disadvantage.

2)	The Company does not disclose the date for delivery or the type of software product releases because competitors can use this information to gain insight into which products are being enhanced, improved, further developed or commercially introduced. Disclosing this sensitive product development information would give competitors a head start on the Company’s market entry plans and future product introductions. Competitors would likely modify their product development and/or marketing plans to counter the Company’s efforts and disrupt the market acceptance of such software products by prospective customers or market analysts.

3)	The Company does not disclose whether a specific customer is targeted to adopt the Company’s new products. If this information is disclosed competitors would also target such customers and adopt marketing and sales tactics to counter the Company’s objectives. To disrupt customer adoption of the Company’s products and to win the business for themselves, competitors would offer more favorable pricing and other financially attractive incentives such as those described in item 1 above.

Securities and Exchange Commission

January 8, 2008

Due to the highly technical nature of some of the strategic goals some of the targets may not be achieved in a year and may be continued for the following year. For example, the technical considerations and potential engineering difficulties in developing and releasing complex new products or new revisions of existing products make these goals especially difficult to achieve within a fixed time frame. Additionally, due to the volatility of the semiconductor market which could experience a downturn, customers could postpone purchases of the Company’s products thereby affecting the timing for design-in target wins, new customer adoption and market share goals. Strategic targets can then sometimes carry over from one year to the next thereby showing competitors and potential competitors where the Company is likely to focus its engineering, marketing and sales efforts for the current and/or future years.

Due to the information contained in the strategic goals and the competitive harm that will result from their disclosure, it is unlikely the Company will disclose the targets of the 2007 strategic goals in the 2008 proxy. However, the Company will continually revisit its analysis and if the determination is made that the disclosure of the strategic targets would not result in competitive harm it will disclose these targets in its future filings.

The Company will address the third through sixth sentences of prior comment 3 in the context of its future filings.

COMMENT 3: In addition, we reissue that portion of prior comment 3 requesting disclosure of current year, as opposed to the most recently completed fiscal year, performance criteria, objectives, targets and goals. For example, to the extent that targets for your 2008 fiscal year are established prior to the filing of the 2008 proxy statement, please disclose such targets or provide on a supplemental basis a detailed explanation for why disclosure of such information would result in competitive harm. In doing so, please refer to Instructions 1 and 2 to Item 402(b) of Regulation S-K.

RESPONSE 3: We have considered Instructions 1 and 2 to Item 402(b) of Regulation S-K and have concluded that disclosure of the Company’s goals and targets for 2007 and 2008 is not required at this time because the performance criteria, objectives, targets and goals established for the 2007 fiscal year do not specifically contribute to an investor’s fair understanding of the executive officers’ compensation for the 2006 fiscal year. Additionally, the 2008 performance criteria, objectives, targets and goals have not yet been established. The Company will revisit its analysis once these items are established for fiscal year 2008 and determine whether disclosure is required prior to the filing of the 2008 proxy statement. As mentioned in Response #2 above, the Company intends to disclose all of its 2007/2008 goals, however, it does not intend to disclose the targets of strategic goals if it would result in competitive harm to the Company. Finally, to the extent that new programs, policies or

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January 8, 2008

specific decisions are made that could affect a fair understanding of the executive officers’ compensation for the 2007 fiscal year, the Company will disclose them accordingly.

COMMENT 4: You indicate in your response to prior comment 3 that the compensation committee weighed the financial goals more heavily than the strategic goals. To the extent such weighing is quantifiable, please disclose such information in future filings.

RESPONSE 4: The Company will disclose in future filings information regarding the Compensation Committee’s weighing of financial goals more heavily than strategic goals, to the extent such information is quantifiable.

COMMENT 5: We note your response to prior comment 4. In future filings, please disclose the information set forth in your response including the threshold level of company performance referred to in the first paragraph.

RESPONSE 5: In future filings, the Company will disclose the information regarding the threshold level of the Company’s performance set forth in response to the Commission’s prior comment 4.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter, please contact the undersigned at (978) 370-3038.

Sincerely,

TERADYNE, INC.

/s/ Eileen Casal
Eileen Casal
Vice President, General Counsel & Secretary